EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock, no par value per share, of PECO II, Inc.

This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: April 6, 2006

DELTA PRODUCTS CORPORATION

By:	/s/ M.S. Huang
Name:	M.S. Huang
Title:	President and Chief Executive Officer

DELTA ELECTRONICS, INC.

By:	/s/ Albert Chang
Name:	Albert Chang
Title:	General Manager, Power System
Business Group II

DELTA INTERNATIONAL HOLDING LTD.

By:	/s/ Yancey Hai
Name:	Yancey Hai
Title:	Director